DigitalGlobe, Inc.

1601 Dry Creek Drive, Suite 260

Longmont, CO 80503

December 16, 2011

Via Overnight Delivery and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel

Assistant Director

RE:	DigitalGlobe, Inc.

Form 10-K/A for the Year Ended December 31, 2010

Filed on May 27, 2011

File No. 001-34299

Dear Mr. Spirgel:

On behalf of DigitalGlobe, Inc. (“DigitalGlobe”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 8, 2011 (the “Comment Letter”) relating to the Annual Report on Form 10-K/A for the year ended December 31, 2010 (the “Annual Report”) filed by DigitalGlobe on May 27, 2011. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K/A for the fiscal year ended December 31, 2010

Exhibits 31.1 and 31.2

1.

We see your Section 302 certifications filed with the 10-K/A included inadvertently omitted required language in the introductory paragraph of paragraph 4 and 4(b). Additionally, we see the Section 302 and 906 certifications filed on May 27, 2011 were dated February 28, 2011. Please respond to the following:

•	Tell us whether the original hard copy Section 302 certifications signed by the CEO and CFO on February 28, 2011 contained the required introductory paragraph 4 and paragraph 4(b) information;

Mr. Larry Spirgel

December 16, 2011

•	Provide us additional details regarding how the incomplete Section 302 certifications were filed with the 10-K on February 28, 2011;

•	Tell us your basis for including certifications filed on May 27, 2011 that are dated February 28, 2011; and

•	Provide us with a copy of the manually signed certifications dated February 28, 2011 (refer to Regulation S-T 232.02(b)).

Response: DigitalGlobe advises the Staff that the original hard copy Section 302 certifications signed by the CEO and CFO on February 28, 2011 inadvertently omitted the required internal control over financial reporting language from the introductory paragraph 4 and paragraph 4(b) information. DigitalGlobe was permitted to omit these portions of the certification during the transition period to Section 404(a) compliance, which covered the company’s Form 10-K filing for the year ended December 31, 2009. In preparing the certifications for the Annual Report, which was its first Form 10-K that included management’s report on internal control over financial reporting, DigitalGlobe unintentionally omitted the related required portions. In accordance with general guidance provided by the Staff’s Regulation S-K compliance and disclosure interpretation 246.13 (the “CDI”), DigitalGlobe filed a Form 10-K/A that contained only the cover page, explanatory note, signature page and corrected certifications. Based on the guidance in the CDI, precedent filings and the fact that the amended filing was not required to include the full Item 9A disclosure or the company’s financial statements, DigitalGlobe dated the certifications February 28, 2011 to correspond to the original date of the filing of the information to which the certifications relate.

Copies of the manually signed certifications dated February 28, 2011 are being provided supplementally to the Staff.

In accordance with your request, DigitalGlobe hereby acknowledges that:

•	DigitalGlobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DigitalGlobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

December 16, 2011

If you have any questions with respect to the foregoing, please contact me at (303) 684-4312 or Courtney Dinsmore at Skadden, Arps, Slate, Meagher & Flom LLP (212) 735-3766.

Very truly yours,

/s/ J. Alison Alfers

J. Alison Alfers

SVP & General Counsel

cc:	via overnight delivery to:

Leigh Ann Schultz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

via email to:

Richard Aftanas

Skadden, Arps, Slate, Meagher & Flom LLP